

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Mr. Franco Valle
Senior Vice President, Finance
Eidos Therapeutics, Inc.
101 Montgomery Street, Suite 2000
San Francisco, CA 94104

Re: **Eidos Therapeutics, Inc.**
     Form 10-Q for the quarterly period ended September 30, 2019
     Exhibit No. 10.1 License Agreement
     Filed October 31, 2019
     File No. 001-38533

     Form 8-K
     Exhibit No. 10.1 Loan and Security Agreement
     Filed November 18, 2019
     File No. 001-38533

Dear Mr. Valle:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance